82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02030562

REGISTRANT'S NAME Q.P. Corporation

*CURRENT ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4750 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/28/02

NO. 82-4750

AR/S
11-30-01

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001

(Translation)

January 15, 2002

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001

Listed Corporate Name:	KEWPIE KABUSHIKI-KAISHA
English Corporate Name:	Q.P. Corporation
Security code number:	2809
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Directory for inquiries:	Toshio Sakagami Senior Managing Director and General Manager of Administration Division Tel. (03) 3486-3331
Board of directors for approval of the account:	January 15, 2002
Application of U S GAAP:	Non Application

1. Business results for the fiscal year ended November 30, 2001 (From December 1, 2000 to November 30, 2001):

(1) Operating results

Figures of amounts are described by discarding fractions less than one million yen.

	Year ended November 30, 2001	Year ended November 30, 2000
Net sales	¥396,697 million (3.2%)	¥384,276 million (1.8%)
Operating income	¥17,058 million (10.3%)	¥15,470 million (11.5%)
Ordinary income	¥17,039 million (15.5%)	¥14,750million (8.7%)
Net income	¥8,005 million (-%)	¥-1,280 million (-%)
Net income per share-primary	¥51.78	¥-8.22
Net income per share-diluted	¥45.46	-
Ratio of net income to net worth	7.5%	-1.2%
Ratio of ordinary income to total assets	6.5%	5.5%
Ratio of ordinary income to net sales	4.3%	3.8%

(Notes)

1. Equity income:

Year ended November 30, 2001	¥168 million
Year ended November 30, 2000	¥139 million

2. Weighted average number of shares:

Year ended November 30, 2001	154,618,407 shares
Year ended November 30, 2000	155,861,941 shares

3. Changes in accounting principles in the current fiscal year: None

4. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial condition

	Year ended November 30, 2001	Year ended November 30, 2000
Total assets	¥257,679 million	¥269,305 million
Net worth	¥107,428 million	¥105,259 million
Ratio of net worth to gross capital	41.7%	39.1%
Net worth per share	¥696.21	¥677.09

(Notes)

1. Number of outstanding shares at year end:

November 30, 2001	155,463,617 shares
November 30, 2000	155,461,941 shares

2. Number of treasury stock at year end:

November 30, 2001	1,159,451 shares
November 30, 2000	3,714 shares

(3) Cash flows

	Year ended November 30, 2001	Year ended November 30, 2000
Net cash provided by operating activities	¥19,603 million	¥20,582 million
Net cash used for investing activities	¥-15,157 million	¥-14,604 million
Net cash used for financing activities	¥-16,592 million	¥-12,655 million
Ending balance of cash and cash equivalents	¥24,128 million	¥36,274 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	32
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliates accounted for by the equity method	5

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	2
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Forecast of operating results for the fiscal year ended November 30, 2002 (From December 1, 2001 to November 30, 2002):

	Interim period	Yearly period
Net sales	¥205,000 million	¥415,000 million
Ordinary income	¥8,800 million	¥18,000 million
Net income	¥4,200 million	¥8,500 million

(Reference) Forecast of yearly net income per share ¥55.09

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2000 AND 2001

(In millions of yen)

ASSETS	2000	2001
CURRENT ASSETS:		
Cash and deposits	¥ 39,232	¥ 24,369
Notes and accounts receivable	65,790	67,202
Securities	11,922	139
Inventories	19,213	18,855
Deferred tax assets	2,437	2,499
Other	4,505	4,660
Allowance for doubtful accounts	(1,412)	(1,090)
Total current assets	141,688	116,637
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	84,535	88,982
Machinery, equipment and transportation equipment	83,815	86,588
Land	32,719	34,630
Construction in progress	1,287	3,885
Other	5,830	6,054
Accumulated depreciation	(109,586)	(115,957)
Total tangible fixed assets	98,602	104,183
Intangible fixed assets	1,408	1,983
Investments and other assets		
Investment in securities	11,288	17,400
Deferred tax assets	6,432	5,733
Other	7,878	12,576
Allowance for doubtful accounts	(166)	(836)
Total investments and other assets	25,432	34,873
Total fixed assets	125,443	141,040
DEFERRED ASSETS:		
Bond discounts	1	1
Total deferred assets	1	1
CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	2,170	-
Total assets	¥ 269,305	¥ 257,679

LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Notes and accounts payable	¥ 38,554	¥ 40,134
Short-term loans payable	9,735	10,919
Current portion of bonds	100	1,000
Current portion of convertible bonds	9,276	3,648
Account payable-other	23,349	25,706
Accrued corporate, inhabitant and enterprise taxes	3,716	2,781
Reserve for sales rebates	1,740	1,950
Reserve for bonuses	1,665	1,717
Other	6,691	5,888
Total current liabilities	94,828	93,746
LONG-TERM LIABILITIES:		
Bonds	2,500	1,500
Convertible bonds	22,987	18,629
Long-term loans payable	15,220	11,624
Deferred tax liabilities	307	106
Reserve for employee's retirement	14,415	-
Reserve for retirement benefits	-	9,818
Reserve for directors' and corporate auditors' retirement	2,170	2,006
Consolidation adjustment accounts	8	4
Other	1,689	2,158
Total long-term liabilities	59,299	45,848
Total liabilities	154,128	139,594
MINORITY SHAREHOLDERS' EQUITY	9,917	10,657
SHAREHOLDERS' EQUITY:		
Capital stock	24,102	24,103
Capital reserve	28,780	29,418
Consolidated retained earnings	52,380	56,781
Valuation difference of other securities	-	(53)
Cumulative foreign currency translation adjustments	-	(1,627)
Treasury stock	(3)	(1,194)
Total shareholders' equity	105,259	107,428
Total liabilities, minority shareholders' equity and shareholders' equity	¥ 269,305	¥ 257,679

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2000 AND 2001

(In millions of yen)

	2000	2001
NET SALES	¥ 384,276	¥ 396,697
COST OF SALES	284,477	290,824
Gross profit	99,798	105,873
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	84,328	88,814
Operating income	15,470	17,058
NON-OPERATING INCOME:		
Interest income and dividends received	544	750
Equity income	139	168
Amortization of consolidation adjustment accounts	21	3
Other	471	489
NON-OPERATING EXPENSES:		
Interest expense	924	1,018
Other	971	411
Ordinary income	14,750	17,039
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	5	0
Gain on establishments in trusts to cover retirement benefit obligations	-	3,611
Effects of the amendments on the application of the new accounting standards for retirement benefits	-	3,407
Other	188	1,095
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	889	712
Reserve for employee's retirement	13,967	-
Cost for establishments in trusts to cover retirement benefit obligations	-	7,154
Valuation loss on investment in securities	-	1,073
Other	1,082	673

Net income before tax adjustments	-	15,540
Net loss before tax adjustments	994	-
Corporate, inhabitant and enterprise taxes	6,875	6,208
Interperiod tax allocation	(7,109)	448
Net income of consolidated subsidiaries transferred to minority interest	519	877
Net income	-	¥ 8,005
Net loss	¥ 1,280	-

Q.P. CORPORATION

Consolidated Statements of Retained Earnings
FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2000 AND 2001

(In millions of yen)

	2000	2001
CONSOLIDATED RETAINED EARNINGS, BEGINNING OF YEAR	¥ 54,683	¥ 52,380
INCREASE OF CONSOLIDATED RETAINED EARNINGS		
Earnings of affiliates newly applying the equity method	159	-
Cancellation of deferred tax liabilities applied to appraisal profits of assets acquired by merger	1,746	-
Increase of consolidated retained earnings	1,906	-
DECREASE OF CONSOLIDATED RETAINED EARNINGS		
Cash dividends	1,879	2,791
Directors' and corporate auditors' bonuses	136	141
Exclusion from consolidation of subsidiary for merger	-	670
Losses of non-consolidated subsidiaries and affiliates newly applying the equity method	30	-
Cancellation of treasury stock	881	-
Decrease of consolidated retained earnings	2,929	3,604
NET INCOME	-	8,005
NET LOSS	1,280	-
CONSOLIDATED RETAINED EARNINGS, END OF YEAR	¥ 52,380	¥ 56,781

Consolidated Statements of Cash Flows
FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2000 and 2001

(In millions of yen)

	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) before tax adjustments	¥ (994)	¥ 15,540
Adjustment to reconcile net income (loss) before tax adjustments to net cash provided by (used for) operating activities:		
Depreciation and amortization	10,367	10,162
Amortization of consolidation adjustment accounts	(21)	(4)
Equity income	(90)	(196)
Valuation loss (gain) on securities	820	1,073
Valuation loss (gain) on golf course membership seat	593	84
(Increase) decrease in reserve for employee's retirement	13,945	(14,415)
(Increase) decrease in reserve for retirement benefits	-	9,818
(Increase) decrease in reserve for directors' and corporate auditors' retirement	148	(164)
(Increase) decrease in reserve for sales rebates	82	209
(Increase) decrease in reserve for bonuses	214	52
(Increase) decrease in allowance for doubtful accounts	900	162
Interest income and dividends received	(544)	(750)
Interest expense	924	1,018
Loss (gain) on sales of golf course membership seat	235	-
Loss (gain) on sales of securities	(4)	1
Loss (gain) on sales of investment in securities	-	(142)
Loss (gain) on sales and disposals of fixed assets	889	712
Investment in securities established in trusts to cover retirement benefit obligations	-	3,543
(Increase) decrease in notes and accounts receivable	(2,237)	(1,227)
(Increase) decrease in inventories	1,531	357
(Increase) decrease in notes and accounts payable	849	1,579
(Increase) decrease in accrued consumption taxes	785	(550)
Directors' and corporate auditors' bonuses paid	(136)	(141)
Directors' and corporate auditors' bonuses payment charged to minority shareholder	(31)	(35)
Other	586	128
Sub total	28,812	26,815
Interest income and dividends received	545	950
Interest paid	(924)	(1,020)
Income taxes paid	(7,850)	(7,142)
Net cash provided by (used for) operating activities	20,582	19,603

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of securities	(41,266)	(34,268)
Sales of securities	43,242	34,267
Purchases of tangible fixed assets	(13,251)	(15,158)
Purchases of intangible fixed assets	(601)	(998)
Purchases of investment in securities	(478)	(371)
Sales of investment in securities	-	1,930
Disbursements for loans receivables	(19,293)	(19,105)
Collection of loans receivables	18,279	18,373
Disbursements for deposit money in bank	(2,208)	(418)
Drawing out time deposits	300	566
Other	672	25
Net cash provided by (used for) investing activities	(14,604)	(15,157)

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowing on short-term loans	80,673	73,934
Reimbursement of short-term loans	(87,893)	(73,864)
Borrowing on long-term loans	1,213	253
Reimbursement of long-term loans	(3,765)	(2,734)
Redemption of convertible bonds	(33)	(10,084)
Cash dividends paid	(1,879)	(2,791)
Cash dividends paid to minority shareholder	(87)	(111)
Repurchases due to cancellation of treasury stocks	(881)	-
Repurchases of treasury stock to be reserved for stock options granted	-	(1,173)
Other	(1)	(19)
Net cash provided by (used for) financing activities	(12,655)	(16,592)

DIFFERENCE RESULTING FROM CONVERSION OF FOREIGN CASH AND CASH EQUIVALENTS TO YEN	0	0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,678)	(12,146)
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS	42,919	36,274
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF SUBSIDIARY	33	-
ENDING BALANCE OF CASH AND CASH EQUIVALENTS	¥ 36,274	¥ 24,128

Notes to Consolidated Financial Statements

Figures of amounts are described by discarding fractions less than one million yen.

1.BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED SUBSIDIARIES

The Company established K pack Co., Ltd. and Tosu. Q.P. Co., Ltd. as consolidated subsidiaries, and merged Green Club Co., Ltd. in the current fiscal year. Consolidated subsidiaries comprise thirty-two companies.

The primary consolidated subsidiaries are K.R.S.Corporation, Q.P.Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P.Egg Station Co., Ltd.

(2) APPLICATION OF EQUITY METHOD

The equity method is applied to the investment in five affiliates since the Company (Q.P. Corporation) has significant influence over them.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of the Company and K.R.S. Corporation is November 30. All others are September 30. The subsidiaries with the closing date of September 30, are consolidated at their balance sheet date and significant transactions for the period from October 1 to November 30 are adjusted in consolidation.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliates excluded from the scope of consolidation or application of the equity method, are stated at moving average cost.

3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in Shareholders' equity as valuation difference of other securities. Sales costs when sold are determined by the moving average method.

Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Inventories are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation for depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method.

Buildings (except for equipment fixed inside buildings) acquired on/after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted about useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life of internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is based on the amounts calculated by an estimated uncollectible rate considering the ratio of past actual bad debt losses to general credits, and the estimated uncollectible amounts by consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for on an accrual basis considering the estimated liability for retirement benefits and pension fund assets at the end of the current fiscal year.

Effects of the amendments on the application of the new accounting standards for retirement benefits, excess ¥ 4,039 million are accounted for as an extraordinary gain in the current fiscal year.

The shortage ¥ 3,157 million of effects of the amendments on the application of the new accounting standards for retirement benefits, occurring in the consolidated subsidiary K.R.S Corporation (which is registered on Second Section of Tokyo Stock Exchange) is to be amortized equally over five years. ¥ 631 million was amortized in the current fiscal year and set off with the above extraordinary gain ¥ 4,039 million. The balance will be amortized as an extraordinary loss on/after the next year.

Retirement benefits systems of the Company and subsidiaris consist of tax-qualified pension system, employee's welfare pension system and retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement

The Company and nine consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement at 100% of estimated amounts payable at the end of the current fiscal year according to each company's bylaw.

The Company amends by consolidation procedures about the other consolidated subsidiaries which do not have such a reserve or charge to expense when paid.

d. Deferred assets

Bond discounts are deferred, and amortized over seven years by the straight-line method.

e. Accounting for significant lease transactions

Finance leases transactions other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by the same method applied to ordinary operating leases.

f. Accounting for significant hedge

1. Deferral hedge is adopted in hedge accounting method.
   Designation transactions are applied to debts and credits in foreign currency which conform to requirements of hedge accounting.
2. Hedge instruments are the forward exchange contracts.
3. Hedge items are purchase transaction in foreign currencies.
4. The Company enters into the forward exchange contracts to hedge risks from fluctuations in foreign exchange rate. There are no speculative exchange contracts.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method which allocates the valuation difference between the amounts which evaluated assets and liabilities of subsidiaries at fair market value and their book value on the proportion of the number of shares held by minority shareholders and that of the Company.
This method is applied to subsidiaries which were acquired on and after April 1,1999.

(6) CONSOLIDATION ADJUSTMENT ACCOUNTS

Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.

(7) STATEMENTS OF RETAINED EARNINGS

Retained earnings or deficits are based on appropriation approved by shareholders' meeting held during the current accounting period.

(8) CASH FLOWS

Cash and cash equivalents consist of cash in hand, bank deposits which can be drawn out freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

Additional Information

1. Accounting for financial instruments

The Company applied the accounting standards for financial instruments ("Opinion Concerning Establishment of Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999), and changed the valuation basis and valuation method of securities from the current fiscal year.

As a result of this change, both ordinary income and net income before tax adjustments increased by ¥ 1,207 million compared with those in the case where the same method with the previous fiscal year is applied in the current fiscal year.

Other securities with fair value were valued at fair value. Valuation losses of ¥ 53 million were disclosed as a component of shareholders' equity.

Also, the Company reexamined the holding purpose of securities at the beginning of current year, and reclassified securities reaching maturity within a year as current assets. Others were reclassified as investment in securities.

Consequently, securities in current assets, ¥ 8,372 million were transferred to investment in securities.

The effect on the respective segment is presented in the Segment Information.

2. Accounting for retirement benefits

The Company applied the accounting standards for retirement benefits ("Opinion Concerning Establishment of Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16,1998) from the current fiscal year.

As a result of this change, costs for retirement benefits decreased by ¥ 6,815 million, and both operating income and ordinary income increased by ¥ 6,333 million. Loss and gain on establishments in trusts to cover retirement benefit obligations and effects of the amendments on the application of the new accounting standards for retirement benefits are accounted for as an extraordinary loss and gain. Consequently, net income before tax adjustments increased by ¥ 6,197 million compared with those in the case where the same method with the previous fiscal year is applied in the current fiscal year.

Reserve for employee's retirement and accrued payable for prior service liability of the pension plan are included in reserve for retirement benefits.

The effect on the respective segment is presented in the Segment Information.

3. Accounting standards for foreign currency transaction

The Company applied the revised accounting standards for foreign currency transaction ("Opinion Concerning Revision of Accounting Standards for Foreign Currency Transaction" issued by the Business Accounting Deliberation Council on October 22, 1999) from the current fiscal year.

The effect of this change to the financial statements is immaterial.

Cumulative foreign currency translation adjustments stated on Assets in the previous fiscal year, are disclosed as a component of Shareholders' equity from the current fiscal year in accordance with the revision of the Regulations on Consolidated Financial Statements.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	November 30, 2000	November 30, 2001
(1) Contingent liabilities (guarantees)	¥ 2,115 million	¥ 2,024 million
(2) Treasury stock	3,714 shares	1,159,451 shares
(Including repurchases of treasury stock to be reserved for stock options granted)	(-)	(1,140,000 shares)
(3) Assets pledged and secured debts		
Assets pledged		
Tangible fixed assets (Book value)	¥ 20,764 million	¥ 18,320 million
Secured debts		
Short-term loans payable	¥ 3,105 million	¥ 2,239 million
Long-term loans payable	¥ 8,769 million	¥ 7,314 million
Other	¥ 1,661 million	¥ 1,300 million
Total	¥ 13,536 million	¥ 10,853 million

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	November 30, 2000	November 30, 2001
Research and development costs included in selling, general and administrative expenses	¥ 2,125 million	¥ 2,403 million

4. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2000

a. Acquisition cost, accumulated depreciation and fair value of lease properties.

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Machinery and equipment, and transportation equipment	6,921	4,046	2,874
Tangible fixed assets - Other	6,637	3,726	2,911
Computer software	95	45	50
Total	13,655	7,818	5,836

b. Future lease payments

Due within one year	¥2,334	million
Due over one year	¥3,962	million
Total	¥6,297	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥3,585	million
Depreciation expense	¥3,314	million
Estimated interest expense	¥ 258	million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2001

a. Acquisition cost, accumulated depreciation and fair value of lease properties.

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Machinery and equipment, and transportation equipment	7,198	4,146	3,051
Tangible fixed assets - Other	7,205	3,828	3,377
Computer software	138	48	89
Total	14,542	8,024	6,518

b. Future lease payments

Due within one year	¥2,505	million
Due over one year	¥4,171	million
Total	¥6,676	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥2,864	million
Depreciation expense	¥2,636	million
Estimated interest expense	¥ 200	million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

(2) Operating lease

Year ended November 30, 2000

Future lease payments		
Due within one year	¥ 53	million
Due over one year	¥ 293	million
Total	¥ 346	million

Year ended November 30, 2001

Future lease payments		
Due within one year	¥ 66	million
Due over one year	¥ 285	million
Total	¥ 351	million

5. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	November 30, 2000	November 30, 2001
Cash and deposits	¥ 39,232 million	¥ 24,369 million
(Deduction)		
Time deposits which can be drawn out over three months	¥ 2,958 million	¥ 241 million
Cash and cash equivalents	¥ 36,274 million	¥ 24,128 million

6.SECURITIES

Previous consolidation fiscal year (as of November 30, 2000)

Fair Value of Securities

(In millions of yen)

Description	Book value	Fair value	Difference
(1) Current assets			
Stocks	9,400	14,522	5,122
Bonds	91	86	(4)
Other	100	97	(2)
Sub-total	9,591	14,707	5,115
(2) Fixed assets			
Stocks	6,642	6,807	165
Bonds	-	-	-
Other	-	-	-
Sub-total	6,642	6,807	165
Total	16,234	21,515	5,280

(Notes)

1. Calculation of fair value
   (1) Listed securities are valued at the final closing prices on main Stock Exchange.
   (2) Over-the-Counter securities are valued at the trading prices promulgated by the Japan Securities Dealers Association.
   (3) Beneficiary certificates of unlisted investment in trust on securities are valued at the quoted price.

2. Book value of securities excluded from the above table are as follows;
   (1) Current assets
   Unlisted foreign bonds ¥ 2,331 million
   (2) Fixed assets
   Unlisted stocks (except for over-the-counter securities) ¥ 4,626 million
   Domestic bonds of private placement ¥ 19 million

Current consolidation fiscal year (as of November 30, 2001)

Securities

1.Held-to-maturity bonds with fair value

(In millions of yen)

	Description	Book value	Fair value	Difference
Over book value	(1)Government and local bonds	-	-	-
	(2)Debentures	19	20	0
	(3)Other	-	-	-
	Sub-total	19	20	0
Under book value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	1,020	1,009	(11)
	Sub-total	1,020	1,009	(11)
Total		1,039	1,029	(10)

2.Securities with fair value of other securities

(In millions of yen)

	Description	Acquisition cost	Book value	Difference
Over aquisition cost	(1)Stocks	3,682	4,841	1,158
	(2)Bonds			
	(a)Government and local bonds	-	-	-
	(b)Deventures	-	-	-
	(c)Other	-	-	-
	(3)Other	-	-	-
	Sub-total	3,682	4,841	1,158
Under aquisition cost	(1)Stocks	6,534	5,322	(1,212)
	(2)Bonds			
	(a)Government and local bonds	-	-	-
	(b)Deventures	-	-	-
	(c)Other	130	98	(31)
	(3)Other	-	-	-
	Sub-total	6,665	5,421	(1,244)
Total		10,347	10,262	(84)

(Note) The Company wrotedown by ¥1,073 million against securities with a remarkable decline in the value of investment. This amount was disclosed as valuation loss on investment in securities in Extrordinary losses.

3.Sales of other securities in the current fiscal year

(In millions of yen)

Sales amount	Gain on gross sales	Loss on gross sales
626	152	9

4.Principal securities with no fair value

(In millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds Domestic bonds of private placement	22	
(2)Other securities Unlisted stocks (except for over-the-counter securities)	2,284	
Other	51	

5.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(In millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Government and local bonds	-	-	-	-
(2)Debentures	20	23	-	-
(3)Other	-	-	1,000	-
2.Other Investment in trust	100	-	-	-
Total	120	23	1,000	-

7. DERIVATIVE FINANCIAL TRANSACTIONS

1.Forward exchange contracts and currency swap agreements

(In millions of yen)

Classification	Description	As of November 30, 2000				As of November 30, 2001			
		Contract amount	Over one year	Fair value	Unrealized gain(loss)	Contract amount	Over one year	Fair value	Unrealized gain(loss)
Non-market transactions	Forward exchange contracts Purchase USD	619	-	651	31	3,491	2,934	3,514	22
	Currency swap agreements Purchase USD	5,853	5,853	(104)	(104)	5,853	5,853	36	36
Total		6,473	5,853	546	(73)	9,345	8,788	3,550	58

(Notes)

1.Caluculation of fair value

(1) Fair value of forward exchange contracts is determined by future rate and based on the price presented by Financial Institutions.

(2) Fair value of currency swaps is based on the price presented by Financial Institutions.

2.Derivative financial transactions, which monetary credits and debts denominated in foreign currencies translated into yen at the contract rate on the closing date and reported on the consolidated balance sheet, are excluded from the above table of November 30, 2000.

3.The Company applied the accounting standards for financial instruments from the current fiscal year.
Accordingly, derivative financial transactions which the hedge accounting is applied, are excluded from the above table of November 30, 2001.

2.Interest rate swap agreements

(In millions of yen)

Classification	Description	As of November 30, 2000				As of November 30, 2001			
		Contract amount	Over one year	Fair value	Unrealized gain(loss)	Contract amount	Over one year	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	1,800	1,800	(43)	(43)	1,200	1,100	(47)	(47)
Total		1,800	1,800	(43)	(43)	1,200	1,100	(47)	(47)

(Notes)

1. Fair value is based on the price presented by Financial Institutions.
2. The Company applied the accounting standards for financial instruments from the current fiscal year.
   Accordingly, derivative financial transactions which the hedge accounting is applied, are excluded from the above table of November 30, 2001.

8.Tax-Effect Accounting

(In millions of yen)

	Previous fiscal year (As of November 30, 2000)	Current fiscal year (As of November 30, 2001)
1.The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,227	1,250
Reserve for sales rebates	748	819
Reserve for bonuses	281	445
Accrued enterprise taxes	335	252
Reserve for directors' and corporate auditors' retirement	634	852
Reserve for employee's retirement	5,854	-
Reserve for retirement benefits	-	4,030
Trusts to cover retirement benefit obligations	-	1,488
Reserve for deduction entry of property replaced by purchase	(1,671)	-
Allowance for doubtful accounts	656	919
Valuation loss on golf course membership seat	243	339
Reserve for deduction entry of contribution in kind	297	-
Valuation difference of other securities	-	258
Other	261	549
Sub-total deferred tax assets	8,869	11,206
Valuation reserve	94	(111)
Total deferred tax assets	8,869	11,094
Deferred tax liabilities		
Valuation of fixed assets	(844)	(992)
Reserve for deduction entry of property by purchase	-	(1,653)
Reserve for directors' and corporate auditors' retirement	270	-
Valuation difference of other securities	-	(221)
Other	266	(99)
Total deferred tax liabilities	(307)	(2,967)
Net deferred tax assets	8,561	8,126
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets-Deferred tax assets	-	2,499
Fixed assets-Deferred tax assets	-	5,733
Current liabilities-Deferred tax liabilities	-	-
Fixed liabilities-Deferred tax liabilities	-	(106)
2.The principal details of the material differences between the legal practical tax rate and the actual burden tax rate after application of tax-effect accounting		
The legal practical tax rate	42.0 %	42.0 %
(Adjustments)		
Loss carry forward of consolidated subusidiaries not to have realized tax-effect	2.8 %	0.4 %
Permanent exclusion from expenses	(18.5 %)	1.2 %
Tax free income	7.0 %	(0.4 %)
Capita levy on inhabitant tax	(15.3 %)	1.0 %
Other	5.5 %	(1.4 %)
Actual burden tax rate after the application of tax effect accounting	23.5 %	42.8 %

9. SEGMENT INFORMATION

(1) Segment information of business line

(In millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Previous fiscal year (From December 1, 1999 to November 30, 2000)					
1.Sales and operating income					
Sales					
(1) Sales to customers	324,920	59,355	384,276	-	384,276
(2) Internal sales or transfers to/from segments	56	22,521	22,577	(22,577)	-
Total	324,976	81,877	406,853	(22,577)	384,276
Operating expenses	307,561	78,490	386,052	(17,246)	368,805
Operating income	17,414	3,386	20,801	(5,330)	15,470
2.Allocated assets, depreciation expense and capital expenditure					
Assets	171,608	47,936	219,544	49,760	269,305
Depreciation expense	8,776	1,531	10,307	60	10,367
Capital expenditure	11,466	3,034	14,500	133	14,634

(In millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Current fiscal year (From December 1, 2000 to November 30, 2001)					
1.Sales and operating income					
Sales					
(1) Sales to customers	334,317	62,380	396,697	-	396,697
(2) Internal sales or transfers to/from segments	162	23,117	23,279	(23,279)	-
Total	334,479	85,497	419,977	(23,279)	396,697
Operating expenses	315,996	81,750	397,746	(18,107)	379,639
Operating income	18,483	3,747	22,230	(5,172)	17,058
2.Allocated assets, depreciation expense and capital expenditure					
Assets	178,475	48,476	226,952	30,727	257,679
Depreciation expense	8,771	1,436	10,208	75	10,283
Capital expenditure	14,724	2,351	17,076	119	17,196

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Canned and retort foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate, mainly belong to general control division in the head office of the Company.
Amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,330 million and ¥ 5,172 million for the fiscal years ended November 30, 2000 and 2001, respectively.

d. Assets unable to allocate to segments are mainly investment capital (cash, deposits, and securities) and belong to general control division in the head office of the Company.
Amounts included in Elimination and/or addition on the column of the above table, are ¥ 53,350 million and ¥ 35,358 million for the fiscal years ended November 30, 2000 and 2001, respectively.

e.Long-term prepaid expenses are included in capital expenditure, and are amortized in depreciation expense.

f. Accounting for retirement benefits
Reserve for retirement benefits is provided for on an accrual basis considering the estimated liability for retirement benefits and pension fund assets at the end of the current fiscal year (Immaterial consolidated subsidiaries with less than 300 employees, provide it by the simple method.) from the current fiscal year as described in additional information.
As a result, operating expenses of Foodstuffs segment decreased by ¥ 4,603 million and operating expenses of Distribution segment decreased by ¥ 747 million and operating expenses of Elimination and/or addition on the column of the above table decreased by ¥ 983 million compared with the previous accounting principles.

g. Accounting for financial instruments

The Company applied the accounting standards for financial instruments from the current fiscal year as described in additional information.

As a result, assets of Elimination and/or addition on the column of the above table increased by ¥1,123 million compared with the previous accounting principles. Except for the above mentioned, the effect to operating income of segments is not material.

h.Revised accounting standards for foreign currency transaction

The Company applied the revised accounting standards for foreign currency transaction from the current fiscal year as discribed in additional information. The effect of this application to segment information is not material.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2000 and 2001, exceed 90% to the total amount of all segment sales and all segment assets, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2000 and 2001, is less than 10% of consolidated sales, respectively.

10.Related parties' transactions

Current fiscal year (From December 1, 2000 to November 30, 2001)

Parent company, principal corporate shareholders, and other

(In millions of yen)

Item	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	Ending of year
						Number of interlocking directors and corporate auditors	On business					
Parent company, principal corpoarete shareholders, and other	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	119	Purchase and sales of processed foodstuffs	Direct 16.9% Indirect 3.1%	4 persons	Purchase of products	Operating	Purchase of products	42,220	Account payable-trade	7,597
								Non-operating	Consignment caluculation office work	2,606	Account payable-other	511

Transaction's term and policy
Purchase prices of products and charges of consignment caluculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in Ending of year, include consumption taxes, and those of Transactions exclude consumption taxes.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED AND SALES

1.Production results

(In millions of yen)

Business segment	Current fiscal year	
		Percentage to the previous fiscal year
Foodstuffs	168,706	101 %
Total	168,706	101 %

2. Purchasing results

(In millions of yen)

Business segment	Current fiscal year	
		Percentage to the previous fiscal year
Foodstuffs	67,495	99 %
Distribution	6,102	102 %
Total	73,598	99 %

3. Production business under contract received

The Company and subsidiaries do not conduct production business under contract received.

4 Sales results

(In millions of yen)

Business segment	Line of Products	Previous fiscal year	Current fiscal year
Foodstuffs	Mayonnaise and dressings	105,105	107,715
	Canned and retort foods	53,646	51,617
	Egg products	79,981	78,919
	Healthcare products	10,483	12,092
	Vegetables and salads	75,705	83,971
	Sub-total	324,920	334,317
Distribution		59,355	62,380
Total		384,276	396,697

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001

(Translation)

January 15, 2002

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001

Listed Corporate Name:	KEWPIE KABUSHIKI-KAISHA
English Corporate Name:	Q.P. Corporation
Security code number:	2809
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Directory for inquiries:	Toshio Sakagami Senior Managing Director and General Manager of Administration Division Tel.(03)3486-3331
Board of directors for approval of the account:	January 15, 2002
Ordinary general meeting of shareholders:	February 22, 2002
Interim dividend system:	Adoption

By the revised Commercial Code, the Company is to change the number of one unit share to 100 shares.

Under the new law, one voting right to shares of one unit is given and its unit is the minimum unit of trading.

The changed unit share is institutionalized as the TANGEN-KABU under the new Commercial Code.

1. Business results for the fiscal year ended November 30, 2001(From December 1, 2000 to November 30, 2001):

(1) Operating results

Figures of amounts are described by discarding fractions less than one million yen.

	Year ended November 30, 2001	Year ended November 30, 2000
Net sales	¥ 260,466 million (-3.5%)	¥ 269,881 million (0.9%)
Operating income	¥ 10,836 million (2.4%)	¥ 10,587 million (11.6%)
Ordinary income	¥ 11,329 million (8.9%)	¥ 10,405 million (8.6%)
Net income	¥ 6,268 million (-%)	¥ -1,370 million (-%)
Net income per share-primary	¥ 40.54	¥ -8.79
Net income per share-diluted	¥ 35.82	-
Ratio of net income to net worth	6.2%	-1.3%
Ratio of ordinary income to total assets	5.9%	5.4%
Ratio of ordinary income to net sales	4.3%	3.9%

(Notes)

1. Weighted average number of shares:

Year ended November 30, 2001	154,618,407 shares
Year ended November 30, 2000	155,861,941 shares

2. Changes in accounting principles in the current fiscal year: None

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Dividend policy

	Year ended November 30, 2001	Year ended November 30, 2000
Dividend per share	¥ 12.00	¥ 12.00
Interim	¥ 6.00	-
Year-end	¥ 6.00	¥ 12.00
Total amount of yearly dividends	¥ 1,851 million	¥ 1,865 million
Dividend pay-out ratio	29.5%	-%
Ratio of dividends to net worth	1.8%	1.9%

(3) Financial condition

	Year ended November 30, 2001	Year ended November 30, 2000
Total assets	¥ 185,861 million	¥ 196,781 million
Net worth	¥ 102,596 million	¥ 100,102 million
Ratio of net worth to gross capital	55.2%	50.9%
Net worth per share	¥ 664.90	¥ 643.90

(Notes) 1. Number of outstanding shares at year end:

November 30, 2001	155,463,617 shares
November 30, 2000	155,461,941 shares

2.Number of treasury stock at year end:

November 30, 2001	1,159,451 shares
November 30, 2000	3,714 shares

2. Forecast of operating results for the fiscal year ended November 30, 2002 (From December 1, 2001 to November 30, 2002):

	Interim period	Yearly period
Net sales	¥ 138,000 million	¥ 280,000 million
Ordinary income	¥ 6,100 million	¥ 11,800 million
Net income	¥ 3,400 million	¥ 6,400 million
Dividend per share		
Interim	¥ 6.00	-
Yearly	-	¥ 12.00

(Reference) Forecast of yearly net income per share ¥ 41.48

Q.P. CORPORATION

Non-Consolidated Balance Sheets
NOVEMBER 30, 2000 AND 2001
(In millions of yen)

ASSETS	2000	2001
CURRENT ASSETS:		
Cash and deposits	¥24,946	¥14,770
Notes and accounts receivable	43,037	42,800
Securities	11,021	97
Inventories	13,846	13,276
Short-term loans receivable	10,298	13,265
Deferred tax assets	1,345	1,193
Other	1,406	2,180
Allowance for doubtful accounts	(809)	(242)
Total current assets	105,095	87,339
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	23,599	24,184
Machinery and equipment	14,710	14,851
Land	14,468	15,864
Construction in progress	773	3,311
Other	477	533
Total tangible fixed assets	54,029	58,745
Intangible fixed assets	930	1,367
Investments and other assets		
Investment in securities	8,300	13,330
Investment in subsidiaries	19,422	17,170
Deferred tax assets	4,224	3,469
Other	4,914	4,637
Allowance for doubtful accounts	(136)	(200)
Total investments and other assets	36,726	38,407
Total fixed assets	91,685	98,521
Total assets	¥196,781	¥185,861

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Notes and accounts payable	¥25,901	¥26,022
Short-term loans payable	3,000	3,000
Current portion of convertible bonds	9,276	3,648
Account payable-other	11,410	13,287
Accrued corporate, inhabitant and enterprise taxes	2,157	1,207
Reserve for sales rebates	1,735	1,787
Reserve for bonuses	449	334
Other	4,640	4,570
Total current liabilities	58,569	53,857
LONG-TERM LIABILITIES:		
Convertible bonds	22,987	18,629
Reserve for employee's retirement	11,304	-
Reserve for retirement benefits	-	6,263
Reserve for directors' and corporate auditors' retirement	1,371	1,059
Other	2,447	3,456
Total long-term liabilities	38,109	29,407
Total liabilities	96,679	83,265
SHAREHORDERS' EQUITY:		
Capital stock	24,102	24,103
Capital reserve	28,780	29,418
Legal reserve	2,828	3,115
Voluntary retained earnings	46,304	41,256
Special depreciation reserve	112	86
Reserve for deduction entry of property replaced by purchase	1,524	2,169
Special account reserve for deduction entry of property replaced by purchase	668	-
General reserve	44,000	39,000
Unappropriated retained earnings	-	6,252
Unappropriated deficit	1,913	-
Valuation difference of other securities	-	-354
Treasury stock	-	-1,194
Total shareholders' equity	100,102	102,596
Total liabilities and shareholders' equity	¥196,781	¥185,861

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2000 AND 2001

(In millions of yen)

	2000	2001
NET SALES	¥ 269,881	¥ 260,466
COST OF SALES	189,779	177,434
Gross profit	80,102	83,031
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	69,514	72,194
Operating income	10,587	10,836
NON-OPERATING INCOME:		
Interest income and dividends received	605	671
Other	490	520
NON-OPERATING EXPENSES:		
Interest expense	417	402
Other	861	296
Ordinary income	10,405	11,329
EXTRAORDINARY GAINS:		
Prior period adjustments	2	-
Gain on establishments in trusts to cover retirement benefit obligations	-	3,611
Effects of the amendments on the application of the new accounting standards for retirement benefits	-	3,706
Other	-	854
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	770	445
Reserve for employee's retirement	11,254	-
Cost for establishments in trusts to cover retirement benefit obligations	-	7,154
Valuation loss on investment in securities	-	1,060
Other	678	65

Net income before tax adjustments	-	10,775
Net loss before tax adjustments	2,295	-
Corporate, inhabitant and enterprise taxes	4,241	3,341
Interperiod tax allocation	(5,166)	1,165
Net income	-	6,268
Net loss	1,370	-
Retained earnings, beginning of year	338	1,002
Cancellation of treasury stock	881	-
Interim dividends	-	925
Legal reserve	-	92
Unappropriated retained earnings	-	¥ 6,252
Unappropriated deficit	¥ 1,913	-

Proposal of Appropriated Retained Earnings

NOVEMBER 30, 2000 AND 2001

(In millions of yen)

	2000	2001
UNAPPROPRIATED RETAINED EARNINGS	-	¥ 6,252
UNAPPROPRIATED DEFICIT	¥ 1,913	-
REVERSAL OF VOLUNTARY RETAINED EARNINGS:		
Special depreciation reserve	35	36
Reserve for deduction entry of property replaced by purchase	22	21
Special account reserve for deduction entry of property replaced by purchase	668	-
General reserve	5,000	-
	5,725	58
Total	3,812	6,310
APPROPRIATED OF RETAINED EARNINGS:		
Legal reserve	194	-
Yearly cash dividends (¥ 12 per share)	1,865	-
Interim cash dividends (¥ 6 per share)	-	925
Directors' and corporate auditors' bonuses	72	55
Reserve for voluntary retained earnings		
Special depreciation reserve	9	19
Reserve for deduction entry of property replaced by purchase	668	-
General reserve	-	4,200
	677	4,219
	2,810	5,200
UNAPPROPRIATED RETAINED EARNINGS OF CARRY FORWARD TO NEXT YEAR	¥ 1,002	¥ 1,110

(Note) Special depreciation reserve, reserve for deduction entry of property replaced by purchase, and special account reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Income Tax Law and the Special Taxation Measures Law.

Notes to Non-Consolidated Financial Statements

Figures of amounts are described by discarding fractions less than one million yen.

1. SIGNIFICANT ACCOUNTING POLICIES

(1) SECURITIES

(a) Held-to-maturity bonds

Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.

(b) Stocks of subsidiaries and affiliates

Stocks of subsidiaries and affiliates are stated at moving average cost.

(c) Other securities

Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in Shareholders' equity as valuation difference of other securities. Sales costs when sold are determined by the moving average method.

Other securities with no fair value are stated at moving average cost.

(2) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

(3) INVENTORIES

Purchased goods, products, raw materials, work in progress and supplies are stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

(4) DEPRECIATION

(a) Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method.

Buildings (except for equipment fixed inside buildings) acquired on / after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted about useful life and scrap value.

(b) Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life of internal use.

(c) Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

(5) ACCOUNTING STANDARDS FOR RESERVES

(a) Allowance for doubtful accounts

Allowance for doubtful accounts is based on the amounts calculated by an estimated uncollectible rate considering the ratio of past actual bad debt losses to general credits, and the estimated uncollectible amounts by consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

(b) Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

(c) Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

(d) Reserve for retirement benefits

Reserve for retirement benefits is provided for on an accrual basis considering the estimated liability for retirement benefits and pension fund assets at the end of the current fiscal year.

Effects of the amendments on the application of the new accounting standards for retirement benefits, ¥ 3,706 million are accounted for as an extraordinary gain in the current fiscal year.

Retirement benefits systems of the Company consist of tax-qualified pension system and employee's welfare pension system.

(e) Reserve for directors' and corporate auditors' retirement

Reserve for directors' and corporate auditors' retirement, reserve of Article 287-2 of the Commercial Code, is estimated amounts payable in accordance with the Company's bylaw, if all directors and corporate auditors terminate their services with the Company at the year end.

(6) ACCOUNTING FOR LEASE TRANSACTIONS

Finance lease transactions other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by the same method applied to ordinary operating leases.

(7) ACCOUNTING FOR CONSUMPTION TAXES

Consumption taxes are recorded in separate accounts.

Additional Information

1. Accounting for financial instruments

The Company applied the accounting standards for financial instruments ("Opinion Concerning Establishment of Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999), and changed the valuation basis and valuation method of securities from the current fiscal year.

As a result of this change, both ordinary income and net income before tax adjustments increased by ¥ 1,581 million compared with those in the case where the same method with the previous fiscal year is applied in the current fiscal year.

As a result of the application of the fair value method, securities and investment in securities decreased by ¥ 611 million. That amounts were recognized as valuation difference of other securities ¥ 354 million and deferred tax assets ¥ 256 million, and those are disclosed as a component of Shareholders' equity and Assets, separately.

Also, the Company reexamined the holding purpose of securities at the beginning of current year, and reclassified securities reaching maturity within a year as current assets. Others were reclassified as investment in securities.

Consequently, securities in current assets, ¥ 7,474 million were transferred to investment in securities.

2. Accounting for retirement benefits

The Company applied the accounting standards for retirement benefits ("Opinion Concerning Establishment of Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16,1998) from the current fiscal year.

As a result of this change, costs for retirement benefits decreased by ¥ 5,770 million, and both operating income and ordinary income increased by ¥ 5,568 million. Loss and gain on establishments in trusts to cover retirement benefit obligations and effects of the amendments on the application of the new accounting standards for retirement benefits are accounted for as an extraordinary loss and gain. Consequently, net income before tax adjustments increased by ¥ 5,731 million compared with those in the case where the same method with the previous fiscal year is applied in the current fiscal year.

Reserve for employee's retirement and accrued payable for prior service liability of the pension plan are included in reserve for retirement benefits.

3. Accounting standards for foreign currency transaction

The Company applied the revised accounting standards for foreign currency transaction ("Opinion Concerning Revision of Accounting Standards for Foreign Currency Transaction" issued by the Business Accounting Deliberation Council on October 22, 1999) from the current fiscal year.

The effect of this change to the financial statements is immaterial.

4. Treasury stock

Treasury stock is classified as a reduction of Shareholders' equity from the current fiscal year in accordance with the Ordinances to amend the regulations concerning balance sheet, profit and loss statement, business report and supplementary schedules of joint stock corporation promulgated by the Ministry of Justice on September 12, 2001.

2. NOTES TO NON-CONSOLIDATED BALANCE SHEETS

	November 30, 2000	November 30, 2001
(1) Accumulated depreciation of tangible fixed assets	¥ 73,179 million	¥ 77,132 million
(2) Contingent liabilities (guarantees)	3,522 million	3,527 million
(3) Treasury stock	3 million	1,194 million
	(3,714 shares)	(1,159,451 shares)
	Treasury stock is included in securities.	Including repurchases of treasury stock to be reserved for stock options granted.
(4) Cancellation of treasury stock	881 million	-
by distribution of retained earnings	(1,200,000 shares)	-
(5) The trust agreements for retirement benefit		
Trust assets- securities	2,380 million	-

3. NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

	November 30, 2000	November 30, 2001
(1) Details of extraordinary gains - Other		
Reversal of allowance for doubtful accounts	-	¥ 779 million
Gain on sales of investment in securities	-	74 million
(2) Details of extraordinary losses - Other		
Loss on sales of golf course membership seat	¥ 216 million	-
Valuation loss on golf course membership seat	323 million	-
Allowance for doubtful accounts	135 million	-
(3) Research and development costs included in selling, general and administrative expenses	2,079 million	2,387 million

4. LEASE TRANSACTIONS

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2000

a. Acquisition cost, accumulated depreciation and fair value of lease properties.

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixture	2,297	1,176	1,120
Auto and transportation equipment	779	414	364
Computer software	87	38	49
Total	3,165	1,630	1,534

b. Future lease payments

Due within one year	¥ 758	million
Due over one year	¥ 799	million
Total	¥ 1,557	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 1,882	million
Depreciation expense	¥ 1,784	million
Estimated interest expense	¥ 103	million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2001

a. Acquisition cost, accumulated depreciation and fair value of lease properties.

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixture	2,257	1,219	1,037
Auto and transportation equipment	651	315	336
Computer software	132	43	88
Total	3,041	1,578	1,462

b. Future lease payments

Due within one year	¥ 739	million
Due over one year	¥ 751	million
Total	¥ 1,490	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 929	million
Depreciation expense	¥ 890	million
Estimated interest expense	¥ 34	million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

5.Securities

Fair Value of Securities in the previous consolidation fiscal year and Securities (except for stocks of subsidiaries and affiliates with fair value) in the current consolidation fiscal year are presented on Notes to the consolidated financial statements.

Current fiscal year (as of November 30, 2001)

Securities

Stocks of subsidiaries and affiliates with fair value

(In millions of yen)

Description	Book value	Fair value	Difference
Stocks of subsidiaries	3,719	6,770	3,050
Stocks of affiliates	290	848	558
Total	4,009	7,618	3,609

6.Tax-Effect Accounting

(In millions of yen)

	Previous fiscal year (As of November 30, 2000)	Current fiscal year (As of November 30, 2001)
The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	728	750
Accrued enterprise taxes	222	111
Other	394	331
Total	1,345	1,193
Fixed assets		
Reserve for employee's retirement	4,747	-
Reserve for retirement benefits	-	2,628
Trusts to cover retirement benefit obligations	-	1,488
Reserve for directors' and corporate auditors' retirement	576	444
Other	535	513
Total	5,858	5,075
Total deferred tax assets	7,204	6,268
Deferred tax liabilities		
Long-term liabilities		
Reserve for deduction entry of property replaced by purchase	(1,571)	(1,555)
Special depreciation reserve	(62)	(50)
Total	(1,634)	(1,605)
Total deferred tax liabilities	(1,634)	(1,605)
Net deferred tax assets	5,570	4,662

7.Significant Subsequent Event

None

Details of Sales

(In millions yen)

	As of November 30, 2000		As of November 30, 2001	
Mayonnaise and dressings	¥97,184	(36.01%)	¥100,038	(38.41%)
Canned and retort foods	50,631	(18.76%)	49,286	(18.92%)
Egg products	74,287	(27.53%)	72,912	(27.99%)
Healthcare products	10,469	(3.88%)	12,087	(4.64%)
Vegetables and salads	34,573	(12.81%)	23,279	(8.94%)
Rental of facilities	2,735	(1.01%)	2,862	(1.10%)
Total	¥269,881	(100.00%)	¥260,466	(100.00%)

NO. 82-4750

(Excerpt translation)

February 7, 2002

To the Shareholders:

NOTICE OF THE 89th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 89th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are requested to be present at such meeting.

It is to be added that since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal.

Yours very truly,

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Gohsuke Ohyama
President and
Representative Director

Description

1. Date and hour of meeting:

February 22 (Friday), 2002, at 10:00 a.m.

2. Place of meeting:

The Company's Conference Room on the 6th Floor
4-13, Shibuya 1-chome, Shibuya-ku, Tokyo

3. Objects of the meeting:

Matters to be reported:

Report on the balance sheet as of November 30, 2001, the business report and statement of income for the 89th business term (from December 1, 2000 to November 30, 2001)

Matters to be submitted to the meeting for consideration:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 89th business term.
Proposition No. 2:	Acquisition by the Company of its own shares.
Proposition No. 3:	Amendment to the Articles of Incorporation.

\- - -

When attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document relating to the matters to be reported)

BUSINESS REPORT

(For the period from December 1, 2000 to November 30, 2001)

1. Outline of business activities:

(1) Development and results of business activities:

During the period under review, against the background of the decelerating U.S. economy, moderating capital investment and weak private spending due to job insecurity, the Japanese economy experienced further setbacks and corporate earnings of the manufacturing sector, among others, continued to decrease. Thus, the economy remained in an extremely severe condition.

In the food industry, while intensifying competition forced competitors to lower prices and corporate earnings came under severe pressure, concerns about genetically modified materials and a mad cow disease (or BSE) decelerated consumption severely. Consequently, the industry was forced to review its attitudes towards food safety and security.

Under these circumstances, the Company implemented measures to improve efficiency of its operations through restructuring itself, as well as its Group companies, and formed a Quality Assurance Division to strengthen its quality assurance systems. The Company also carried out a stock option plan with the aim of increasing its enterprise value.

In regard to the business of mayonnaise and dressings, sales of mayonnaise increased steadily due to favorable sales of "Q.P. Half", which appeals to health-conscious consumers, and diversified uses thereof. Additionally, sales of "*Fukairi-goma* Dressing" increased dramatically from the previous corresponding term and contributed to sales growth of dressings as a whole. Consequently, sales of mayonnaise and dressings totaled ¥100,038 million, up ¥2,854 million from the previous corresponding term.

As for the business of canned products and retort pouch foods (or precooked foods in heat resisting pouches), with the shrinkage of the market for jams, sales of a line of jams, including the Company's mainstay low-sugar jams, increased. However, sales of pasta sauces were down from the previous corresponding term due to lower prices and sales of products for CVS vendors also declined. Consequently, sales of canned products and retort pouch foods totaled ¥49,286 million, down ¥1,345 million from the previous corresponding term.

In relation to the business of egg products, a sales increase in the Company's high value added products, such as *pure pack* products, "Three-Minute Egg" (clean eggs) and fine chemical products for use in foods, contributed to higher earnings. However, sales of liquid eggs and other products, which increased dramatically in quantities, were adversely affected by lower unit selling prices due to lower egg prices. Consequently, sales of egg products totaled ¥72,912 million, down ¥1,375 million from the previous corresponding term.

In relation to the business of health care products, sales of baby foods increased substantially due to the launch of foods for the early weaning stage and the remodeling of *retort* baby foods with vessels. Additionally, sales of liquid diets with a new line of products and calorie controlling diets "*Diet Sengen*" increased. Consequently, sales of health care products totaled ¥12,087 million, up ¥1,618 million from the previous corresponding term.

As for the business of vegetables and salads, sales of long-life salads and agricultural processed foods increased steadily due to the Company's new marketing activities for the food service industry. With the aim of strengthening its operating capability, the Company transferred the business of marketing fresh salads, prepackaged vegetables and delicatessen items, such as cooked and fried foods, to its consolidated subsidiary Deria Foods Co., Ltd. as of the beginning of the business term under review. Consequently, sales of vegetables and salads totaled ¥23,279 million, down ¥11,294 million from the previous corresponding term.

In regard to the equipment lease business, sales totaled ¥2,862 million, up ¥127 million from the previous corresponding term.

In relation to purchases, with regard to the Company's main materials, the market of edible oil, which rose in the second half of the term under review, remained relatively low. The market of eggs, which fluctuated from time to time, also remained low in general. The Company successfully procured other materials and supplies for stable prices.

As a result, overall sales for the business term under review decreased by ¥9,415 million from the previous corresponding term to ¥260,466 million. However, ordinary profit increased by ¥924 million to ¥11,329 million. Net income for the business term under review amounted to ¥6,268 million.

As from the business term under review, the Company has employed an interim dividend system. In August 2001, the Company paid an interim dividend of ¥6 per share. As of November 30, 2001, the Company's 5th unsecured convertible bonds (in the aggregate issue amount of ¥10,000 million) issued in June 1994 became due and payable. The Company redeemed the outstanding amount of ¥7,462 million.

(2) Prospects and challenges ahead:

During the next business term, the Japanese economy is expected to continue to deteriorate due to various negative factors, including a record high unemployment rate, the unforeseeable future of the beleaguered equity market and accelerated bad debt settlement. In the food industry, due to the prolonged consumption slump and the lowering of prices, as well as higher material cost resulting from the yen depreciation, companies are forced to exert further efforts to secure profitability.

The Company is determined to exert company-wide efforts to improve operating performance, by further promoting the concentration of management resources on the sector where we do well, creating and developing products from the perspective of consumers, and continuing to reduce cost through joint efforts among its all sectors.

We genuinely hope that the shareholders will understand the situation and give us further support and encouragement.

(3) State of equipment investment:

(Translation omitted)

(4) State of financing:

All the funds necessary for this business term were provided by the Company's own funds.

(5) Changes in earnings:

Items \ Term	86th term (December 1, 1997 to November 30, 1998)	87th term (December 1, 1998 to November 30, 1999)	88th term (December 1, 1999 to November 30, 2000)	89th term (December 1, 2000 to November 30, 2001)
Net sales (millions of yen)	258,752	267,435	269,881	260,466
Ordinary profit (millions of yen)	8,422	9,580	10,405	11,329
Net income/net loss (millions of yen)	4,721	4,287	(-) 1,370	6,268
Per-share net income /net loss (yen)	29.64	27.19	(-) 8.79	40.54
Total assets (millions of yen)	187,620	190,291	196,781	185,861
Net assets (millions of yen)	102,287	104,308	100,102	102,596
Per-share net assets (yen)	647.96	665.82	643.90	664.90

(Notes)

1. Per-share net income or net loss for the term has been calculated on the basis of the average of the total number of shares issued and outstanding during the term and per-share net assets have been calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the 89th business term and the total number of shares issued and outstanding at the end of the 89th business term were calculated by deducting the number of shares of treasury stock, respectively.

2. The Company incurred a net loss for the 88th business term as the Company accounted for reserves for retirement allowances in accordance with a change in its accounting policies.

2. Outline of the Company (As of November 30, 2001)

(1) Date of incorporation: November 30, 1919

(2) Description of businesses:

Business	Principal Products or Services	Percentage of Sales (%)
Mayonnaise and dressing:	Mayonnaise, Q.P. Half, Mustard Mayonnaise, dressings (French, 1000 Island, Fukairi-goma, Japanese style, Chinese, Italian, Tasty, 1/3, Non-oil) tartar sauce, mustard, Pan *Kobo*, vinegar and others	38
Canned and *retort* pouch foods:	Jam, pasta sauce, sweet corn, cooking sauce, agricultural and live stock products, o*kayu*, and others	19
Egg products:	Liquid eggs, frozen eggs, dried eggs, egg spread, a*tsuyaki-tamago*, fine chemical products (hyaluronic acid, etc.) and others	28
Health care:	Baby foods, diets accompanying medical treatment, liquid diets, foods for the sick and aged, bags for liquid transfusion and others	5
Vegetables and salads:	Long-life salads, frozen vegetables, processed chicken products, fried foods and others	9
Equipment lease:	Equipment rental and others	1

(Note) As for the business of vegetables and salads, the Company transferred the business of marketing fresh salads, prepackaged vegetables and delicatessen items, such as cooked and fried foods, to its consolidated subsidiary Deria Foods Co., Ltd. as of the beginning of the business term under review.

(3) State of shares:

1. Total number of shares authorized to be issued by the Company: 250,004,000 shares

2. Total number of outstanding shares: 155,463,617 shares

   (Note) Due to the conversion of the Company's 5th unsecured convertible bonds into shares, the total number of shares outstanding at the end of the term increased by 1,676 shares from the previous business term.

3. Number of shares to constitute one unit of shares: 1,000 shares

   (Note) The Board of Directors, at its meeting held on December 26, 2001, determined that the number of shares to constitute one unit of shares be changed from 1,000 shares to 100 shares as of March 1, 2002.

4. Number of shareholders: 9,631 persons

5. Share prices and number of shares traded:

   Highest: ¥1,192 (August 2001)
   Lowest: ¥924 (December 2000)
   Annual trading volume: 67,866,000 shares

6. State of leading shareholders:

Name of shareholders	Number of shares held by them (shareholding ratios)		Company's investment in them (shareholding ratios)	
	(thousand shares)	(%)	(thousand shares)	(%)
Nakashimato Co., Ltd.	26,371	16.9	200	8.40
Japan Trustee Service Bank, Ltd. (Trust account)	6,997	4.5	-	-
Sumitomo Mitsui Banking Corporation	5,708	3.6	1,998	0.03
Nippon Life Insurance Company	5,108	3.2	-	-
Toka Co., Ltd.	4,872	3.1	-	-
Mizuho Trust & Banking Co., Ltd. Employee Retirement Benefit Trust (Account for The Dai-Ichi Kangyo Bank, Limited)	4,827	3.1	-	-
Dai-ich Mutual Life Insurance Company	4,612	2.9	-	-

Name of shareholders	Number of shares held by them (shareholding ratios)		Company's investment in them (shareholding ratios)	
	(thousand shares)	(%)	(thousand shares)	(%)
The Sumitomo Trust and Banking Company, Limited	4,033	2.5	378	0.02
The Mitsubishi Trust and Banking Corporation	3,749	2.4	-	-
The Mitsubishi Trust and Banking Corporation (Trust account)	3,358	2.1	-	-

(Notes) 1. The numbers of shares and the shareholding ratios are stated by discarding any fraction of their respective units described in the table.

2. The shareholding ratios in the item of "Company's investment in them" are calculated by disregarding the number of preferred shares without voting rights issued by the relevant shareholder.

3. 4,827,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust (Account for The Dai-Ichi Kangyo Bank, Limited) were those of the Company held by The Dai-Ichi Kangyo Bank, Limited contributed to its employee retirement benefit trust. Additionally, The Dai-Ichi Kangyo Bank, Limited holds 2,000 shares of the Company.

4. The Sumitomo Trust and Banking Company, Limited and The Mitsubishi Trust and Banking Corporation have maintained separate trust accounts in the names of the holders of shares related with their respective trust business. None of such holders of trust accounts with The Sumitomo Trust and Banking Company, Limited is a leading shareholder.

(4) Acquisition, disposition and possession of the Company's own shares:

1) Acquisition of the Company's own shares:

Acquisition as provided for in Article 210-2 of the Commercial Code of Japan before amendment:

Ordinary shares	1,141,000 shares
Total acquisition amount	¥1,169,918,000

Acquisition by purchase of less-than-one-unit shares:

Ordinary shares	141,834 shares
Total acquisition amount	¥152,478,000

2) Disposition of the Company's own shares:

Ordinary shares	127,000 shares
Total disposition amount	¥135,011,000

3) Possession of the Company's own shares at the end of the business term under review:

Ordinary shares	1,156,681 shares

Additionally, the Company beneficially holds 2,770 shares of the Company.

(5) State of employees:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	1,336	(-) 151	38.2	14.7
Female	1,042	(-) 76	26.5	5.5
Total or average	2,378	(-) 227	33.1	10.6

(Notes) 1. The number of employees decreased principally due to temporary transfers of personnel of the Company to its subsidiaries.

2. Additionally, the Company had 808 temporary employees (male: 261; female: 547) on average during the term.

(6) State of business combinations:

1) Important subsidiaries:

Company name	Capitalization	Shareholding ratio	Description of business
Deria Foods Co., Ltd.	¥10 million	100.0%	Sales of salads, delicatessen items, etc.
Nishifu Meat Co., Ltd.	¥30 million	100.0%	Sale of processed chicken products, such as grilled chicken and fried chicken, etc.
Q.P. Egg Corporation	¥200 million	88.0%	Manufacture and sale of liquid eggs, frozen eggs, etc.

Company name	Capitalization	Shareholding ratio	Description of business
Kanae Foods Co., Ltd.	¥50 million	88.0%	Manufacture and sale of processed egg products, such as egg spread, *atuyaki-tamago* and *kinshi-tamago*, etc.
Kewpie Jyozo Co., Ltd.	¥450 million	87.8%	Manufacture and sale of vinegar, etc.
Zenno Q.P. Egg Station Co., Ltd.	¥105 million	51.4%	Manufacture and sale of dried eggs, liquid eggs, etc.
Co-op Food Products Co., Ltd.	¥250 million	51.0%	Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc.
K.R.S. Corporation	¥3,577 million	50.3%	Warehousing and forwarding agency
KIFUKI U.S.A. CO., INC.	US$7.1 million	100.0%	Holding shares of and general control over affiliated companies in the United States

(Note) The shareholding ratios are calculated on the basis of direct and indirect ownerships.

2) Development and results of business combinations:

The Company has 32 consolidated subsidiaries and five companies accounted for on an equity-method. As of October 1, 2001, the Company merged its consolidated subsidiary Green Club Co., Ltd.

The Company increased its revenue for the business term, with the consolidated sales amounting to ¥396,697 million, up 3.2% over the previous business term and the consolidated ordinary profit amounting to ¥17,039 million, up 15.5%. The consolidated net inocme amounted to ¥8,005 million.

(7) Principal lenders:

Names of lenders	Amount of loans (millions of yen)	Company's shares held by lenders	
		Number of shares (1,000 shares)	Shareholding ratio (%)
Sumitomo Mitsui Banking Corporation	910	5,708	3.6
The Dai-Ichi Kangyo Bank, Limited	770	2	0.0
The Bank of Tokyo-Mitsubishi, Ltd.	570	3,328	2.1

(Note) In addition to the above, The Dai-Ichi Kangyo Bank, Limited has 4,827,000 shares of the Company contributed to its employee retirement benefit trust.

(8) Places of business:

1) Branch offices:

Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

2) Sales offices:

Obihiro, Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Goka, Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Kitakyushu, Kumamoto, Minami-Kyushu (Kagoshima Prefecture) and Naha.

3) Plants:

Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka) and Tosu (Saga Prefecture).

(9) Directors and Statutory Auditors:

President and Representative Director	Gohsuke Ohyama
Vice-President and Representative Director	Kiyoshi Komiyama
Senior Managing Director and Representative Director:	Motohiko Kimura
Senior Managing Director and Representative Director:	Tetsuo Akimoto
Senior Managing Director:	Toshio Sakagami
Managing Director:	Sukefumi Ito
Managing Director:	Sumio Harada
Managing Director:	Shizuo Hatanaka
Managing Director:	Shigeki Ikegami
Managing Director:	Takahiko Waida
Director and Counselor:	Yuichi Nakashima
Director:	Amane Nakashima
Director:	Takatsugu Asakawa
Director:	Takao Fuse
Director:	Kuniaki Ishikawa
Director:	Toshimasa Tatebe
Director:	Isao Ogura
Director:	Hidenobu Yamagami
Director:	Ietoki Shima
Director:	Mineo Hasegawa
Director:	Mitsugu Endo
Director:	Yutaka Suzuki
Statutory Auditor (Full-time):	Osamu Muranaka
Statutory Auditor (Full-time):	Shogo Usagawa
Statutory Auditor:	Toshitaka Namiki
Statutory Auditor:	Kazuo Kawakami

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

Nothing to be specially stated.

(Note) All amounts described in this business report are stated by discarding any fraction of their respective units thereof.

BALANCE SHEET
(As of November 30, 2001)

	(millions of yen)
ASSETS:	
Current assets:	**87,339**
Cash and deposits	14,770
Trade notes receivable	1,211
Trade accounts receivable	41,588
Marketable securities	97
Merchandise	6,406
Finished goods	3,854
Raw materials	2,487
Work-in-process and supplies	528
Short-term loans receivable	13,265
Deferred tax assets	1,193
Other current assets	2,180
Allowance for doubtful receivables	(-) 242
Fixed assets:	**98,521**
Tangible fixed assets:	**58,745**
Buildings	22,278
Structures	1,905
Machinery and equipment	14,851
Vehicles	8
Tools, furniture and fixtures	524
Land	15,864
Construction in progress	3,311
Intangible fixed assets:	**1,367**
Telephone subscription rights	86
Software	1,181
Other intangible fixed assets	99
Investments and other assets:	**38,407**
Investment securities	13,330
Investments in subsidiaries	17,170
Long-term loans receivable	48
Long-term prepaid expenses	533
Deferred tax assets	3,469
Leasehold deposits	1,694
Other investments	2,361
Allowance for doubtful receivables	(-) 200
TOTAL ASSETS:	**185,861**

	(millions of yen)
LIABILITIES:	
Current liabilities:	**53,857**
Trade accounts payable	26,022
Short-term borrowings	3,000
Convertible bonds redeemable within one year	3,648
Accounts payable	13,287
Enterprise taxes, etc. payable	1,207
Accrued expenses	3,410
Allowance for sales rebate	1,787
Accrued bonuses	334
Other current liabilities	1,160
Long-term liabilities:	**29,407**
Convertible bonds	18,629
Reserve for retirement allowances	6,263
Reserve for officers' retirement allowances	1,059
Guarantee money received	3,451
Other long-term liabilities	4
TOTAL LIABILITIES:	**83,265**
SHAREHOLDERS' EQUITY:	
Common stock	**24,103**
Legal reserve:	**32,533**
Additional paid-in capital	29,418
Legal earned surplus	3,115
Retained earnings:	**47,508**
Appropriated retained earnings	41,256
Reserve for special depreciation	86
Reserve for deferred tax on replacement assets	2,169
General reserve	39,000
Unappropriated retained earnings	6,252
(including net profit for the current period)	(6,268)
Revaluation difference	**(-) 354**
Revaluation difference of other marketable securities	(-) 354
Treasury stock	**(-) 1,194**
TOTAL SHAREHOLDERS' EQUITY:	**102,596**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	**185,861**

STATEMENT OF INCOME
(For the period from December 1, 2000 to November 30, 2001)

	(millions of yen)
ORDINARY INCOME AND EXPENSES:	
Operating income and expenses:	
Net sales	260,466
Cost of sales	177,434
Gross profit:	**83,031**
Selling, general and administrative expenses	72,194
Operating income	**10,836**
Non-operating income and expenses:	
Non-operating income:	
Interest income and dividends received	671
Others	520
Non-operating expenses:	
Interest expenses	402
Others	296
Ordinary profit	**11,329**
EXTRAORDINARY PROFIT AND LOSSES:	
Extraordinary profit:	
Gain on creation of employee retirement benefit trust	3,611
Employee retirement benefit accounting difference	3,706
Others	854
Extraordinary losses:	
Losses on disposition of fixed assets	445
Retirement benefit costs relating to creation of trust	7,154
Revaluation losses of investment securities	1,060
Others	65
Income before tax for the year	**10,775**
Corporate, municipality and enterprise taxes	3,341
Adjustment to corporate income taxes, etc.	1,165
Net income	**6,268**
Unappropriated retained earnings carried forward from the previous term	1,002
Interim dividends	925
Accumulated earned surplus reserve relating to interim dividends	92
Unappropriated retained earnings	**6,252**

(Notes)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Securities to be held to maturity:
At cost, determined by the amortized cost method (straight-line method)

(2) Capital stocks of subsidiaries and affiliated companies:
At cost, determined by the periodic average method

(3) Other securities:

Those with market value: At market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the periodic average method.)

Those without market value: At cost, determined by the periodic average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, semi-finished goods and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods (excluding those mentioned below), raw materials, semi-finished goods and supplies are valued by the monthly moving average method.

Some co-products are valued by the retail inventory periodic average method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

(2) Intangible fixed assets are depreciated using the straight-line method.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Accounting for allowances:

(1) Allowance for doubtful receivables

To provide for losses arising from debts becoming uncorrectable, the Company sets aside an estimated uncollectible amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Allowance for sales rebate

To provide for payments for sales rebate to be incurred during each business term, allowance for sales rebate is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebate to sales).

(3) Accrued bonuses

To provide for the payment of bonuses, accrued bonuses are provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term.

The total employee retirement benefit accounting difference (¥3,706 million) is treated as extraordinary profit for the business term under review.

The Company's employee retirement benefit policies comprise the employees welfare pension fund policy and the tax qualified pension policy.

(5) Reserve for officers' retirement allowances (which is a special reserve defined under Article 287-2 of the Commercial Code of Japan)

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

6. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. The consumption tax is treated on a net-of-tax basis.

III. Additional information:

1. Financial instruments accounting

As from this current business term, the Company has applied the accounting standard concerning financial instruments (the "Opinion Concerning Establishment of Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999)) to change its method of evaluation of marketable securities, etc. Accordingly, in comparison with the previous method, ordinary profit and income before tax for the year increased ¥1,581 million, respectively. Additionally, as a result of the application of the market value method to other marketable securities, marketable securities and investment securities decreased ¥611 million, respectively. Consequently, the Company accounted for revaluation difference of other marketable securities of (-) ¥354 million in the section of shareholders' equity and deferred tax assets of ¥256 million.

The Company reviewed the purposes of holding the marketable securities held at the beginning of the business term. Consequently, the securities maturing within one year are included in the item of marketable securities as current assets and the other securities are included in the item of investment securities. As a result, ¥7,474 million of marketable securities as current assets were transferred to investment securities.

2. Retirement benefit accounting

As from this current business term, the Company has applied the accounting standard concerning retirement benefits (the "Opinion Concerning the Establishment of Accounting Standard for Retirement Benefits" (the Business Accounting Deliberation Council, June 16, 1998)). Accordingly, in comparison with the previous method, retirement benefit costs decreased ¥5,770 million and operating income and ordinary profit increased ¥5,568 million, respectively. By accounting for gain on creation of employee retirement benefit trust and employee retirement benefit accounting difference as extraordinary profit, income before tax for the year increased ¥5,731 million.

Reserve for retirement allowances and accounts payable in respect of past service liability under the corporate pension plan are stated by inclusion in reserve for employee retirement benefits.

3. Accounting standard for foreign currency transactions, etc.:

As from the business term under review, the Company has applied the revised accounting standard for foreign currency transactions, etc. (the "Opinion Concerning the Revision of the Accounting Standard for Foreign Currency Transactions, Etc." (the Business Accounting Deliberation Council, October 22, 1999)).

The effect of the change on the statement of income is insignificant.

4. Indication of treasury stock:

As from this current business term, shares of treasury stock, which used to be included in the section of assets, are included in the section of shareholders' equity, in accordance with the "Ministerial Ordinance to Amend Part of Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations" (September 12, 2001).

IV. Notes to the balance sheet:

1.	Short-term accounts receivable from subsidiaries	¥17,075 million
2.	Long-term accounts receivable from subsidiaries	¥47 million
3.	Short-term accounts payable to subsidiaries	¥5,422 million
4.	Long-term accounts payable to subsidiaries	¥2,883 million
5.	Accumulated depreciation of tangible fixed assets	¥77,132 million

6. Significant lease assets:

   Besides fixed assets included in the balance sheet, information-related peripherals and vehicles for the Company's business are used under lease contracts.

7 Other investments, etc. in subsidiaries ¥446 million

8 Significant assets and liabilities denominated in foreign currencies:

Investments in subsidiaries	(US$71,762 thousand) (NT$104,500 thousand) (D.F I.400 thousand)	¥9,735 million
Investment securities	(BAHT 221,238 thousand) (£24 thousand)	¥922 million
Other investments, etc.	(RMB 35,749 thousand)	¥446 million

9. Contingent liabilities:

Contingent liabilities for guarantees		¥3,527 million
(in foreign currencies)	(US$12,640 thousand) (BAHT112,628 thousand) (NT$15,000 thousand)	(¥1,938 million)

10. Per-share net income: ¥40.54

11. As of October 1, 2001, the Company merged its subsidiary Green Club Co., Ltd.

   Particulars of assets and liabilities received

Total assets:	¥2,999 million
Total liabilities:	¥71 million

V. Notes to the statement of income:

1. Operating income from subsidiaries ¥12,144 million
2. Operating expenses to subsidiaries ¥67,472 million
3. Amount of transactions other than operating transactions with subsidiaries ¥552 million

(Attached document relating to Proposition No. 1)

PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings	**6,252,143,092**
Reversal of voluntary reserve	**58,175,738**
Reversal of reserve for special depreciation	36,390,591
Reversal of reserve for deferred tax on replacement assets	21,785,147
Total	**6,310,318,830**
Appropriation of retained earnings	**5,200,155,530**
Cash dividends (¥6 per share)	925,841,616
Officers' bonuses	55,015,000
(including statutory auditors' bonuses)	(6,668,000)
Reserve for special depreciation	19,298,914
General reserve	4,200,000,000
Unappropriated retained earnings to be carried forward to the next term	**1,110,163,300**

(Notes)
1. The Company paid interim dividends of ¥925,920,432 (¥6 per share) on August 6, 2001.
2. Reserve for special depreciation and reserve for deferred tax on replacement assets are accounted for in accordance with the provisions of the Corporate Tax Law and the Special Taxation Measures Law.
3. Dividends are calculated by excluding 1,156,681 shares of treasury stock.

Copy of Account Auditors' Audit Report

AUDIT REPORT

January 10, 2002

Mr. Gohsuke Ohyama
President and
Representative Director
Q. P. Corporation

Shin Nihon & Co.

By Hiromi Uda (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Keiji Kitabayashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", we have audited the balance sheet, statement of income, business report (to the extent it relates to accounting), proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 89th business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2000 to November 30, 2001. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts.

In making such audit, we did so in accordance with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the

Articles of Incorporation.

(2) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation.

(3) The proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation.

(4) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

(Note) The Company's Account Auditors, Century Ota Showa & Co., changed their corporate name to "Shin Nihon & Co." as of July 1, 2001.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 89th business term from December 1, 2000 to November 30, 2001, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, requested any of its subsidiaries to render reports on the business operations and whenever necessity arose, visited its subsidiary or subsidiaries to investigate the state of activities and property. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, also required the Directors, etc. to report and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and

other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those with respect to any of the subsidiaries of the Company, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists to be pointed out.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

January 11, 2002

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Shogo Usagawa (seal)
Statutory Auditor (Full-time)

Toshitaka Namiki (seal)
Statutory Auditor

Kazuo Kawakami (seal)
Statutory Auditor

(Note) Statutory Auditors Toshitaka Namiki and Kazuo Kawakami are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders:

151,823 voting rights

2. Information relating to propositions:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 89th business term.

The Company has already paid an interim dividend of ¥6 per share. As a result, the annual dividend will amount to ¥12 per share.

Proposition No. 2: Acquisition by the Company of its own shares.

To allow management to execute financial policies expediently in quick response to changing economic conditions, the shareholders are requested to approve that the Company acquire up to 1,800,000 shares of common stock of the Company for the aggregate acquisition price of up to ¥2 billion during the period from the close of this general meeting to the close of the next general meeting pursuant to Article 210 of the Commercial Code of Japan.

Proposition No. 3: Amendment to the Articles of Incorporation.

1. Reason for the amendment:

The "Law to Amend Part of the Commercial Code, Etc." (Law No. 79 of 2001) became effective as from October 1, 2001, which included the abolition of par value shares and the establishment of the "*tan-gen-kabu*" (*"a unit or units of shares"*) system. The "Law Concerning Special Exceptions to the Commercial Code Relating to Procedures of Cancellation of Shares" was abolished, as well. Accordingly, management proposes that required amendment be made to the relevant provisions of Articles 6 through 10, 18 and 25 and the supplementary provisions of the existing Articles of Incorporation of the Company and that the numbering of each of Article 8 and thereafter of the existing Articles of Incorporation be changed by decreasing two numbers.

2. Particulars of the amendment:
(Translation omitted)

- END -

(Translation)

February 22, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 89TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 89th Ordinary General Meeting of Shareholders of the Company held today, it was reported and resolved as described below.

Yours very truly,

4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Q. P. Corporation

Gohsuke Oyama
President and
Representative Director

Description

Matters reported: Report on the balance sheet as of November 30, 2001, the business report and statement of income for the 89th business term (from December 1, 2000 to November 30, 2001).

Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 89th business term.

The proposition was approved and adopted in all respects as proposed and it was decided to pay ¥6 per share in dividend for the 89th business term (¥12 per share annually, together with the interim dividend).

Proposition No.2: Acquisition by the Company of its own shares.

The proposition was approved and adopted as proposed that the Company should acquire its own shares of common stock, not exceeding 1,800,000 shares for the aggregate purchase price not exceeding ¥2,000 million during the period from the closing of the 89th Ordinary General Meeting of Shareholders to the closing of the following Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No.3: Amendment to the Articles of Incorporation.

The proposition was approved and adopted in all respects as proposed.

The content of the amendment is as set out under the heading "Comparison of the Articles of Incorporation before and after Amendment" appearing below.

- E N D -

Comparison of the Articles of Incorporation before and after Amendment

(The amendments are shown by underlines.)

Before amendment	After amendment
(Retirement of shares) Article 6. By resolution of the Board of Directors, the Company may acquire its own shares, not exceeding 15,500,000 shares, after February 23, 2001, for the purpose of retirement thereof effected out of profits. 2. In addition as provided for in the preceding paragraph, by resolution of the Board of Directors, the Company may acquire its own shares, not exceeding 10,000,000 shares, for the aggregate acquisition prices not exceeding ¥10 billion after February 23, 2001, for the purpose of retirement thereof effected out of capital reserve.	(Deleted)
(Par value of each par value share) Article 7. The par value of each par value share to be issued by the Company shall be ¥50.	(Deleted)
(Number of shares constituting one unit (*tan-i*))	(Number of shares constituting one unit (*tan-gen*) and non-issuance of certificates for shares constituting less than one unit (*tan-gen*))
Article 8. The number of shares constituting one unit (*tan-i*) of shares of the Company shall be 1,000.	Article 6. The number of shares constituting one unit (*tan-gen*) of shares of the Company shall be 1,000. (Note)
(Newly established)	2. The Company shall issue no certificates representing the number of shares constituting less than one unit (*tan-gen*).
(Share Handling Regulations) Article 9. The registration of a	(Share Handling Regulations) Article 7. The registration of a

transfer of shares of the Company, purchase of shares constituting less than one unit (*tan-i*) and other procedures relating to shares and share certificates and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	transfer of shares of the Company, purchase of shares constituting less than one unit (*tan-gen*) and other procedures relating to shares and share certificates and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
(Transfer agent)	(Transfer agent)
Article 10. The Company shall have a transfer agent with respect to its shares.	Article 8. (Same as existing)
2. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, purchase of shares constituting less than one unit (*tan-i*) and other business relating to shares shall be handled by the transfer agent.	2. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, purchase of shares constituting less than one unit (*tan-gen*) and other business relating to shares shall be handled by the transfer agent.
Article 11 through Article 17 (Descriptions omitted)	Article 9 through Article 15 (Same as existing)
(Method of election)	(Method of election)
Article 18. Directors shall be elected at a general meeting of shareholders.	Article 16. (Same as existing)
2. For the election under the preceding paragraph, the presence of the shareholders holding shares representing one-third (1/3) or more of the total number of issued shares shall be required.	2. For the election under the preceding paragraph, the presence of the shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be required.
3. Resolutions for the election of Directors shall not be adopted by cumulative voting.	3. (Same as existing)

Article 19 through Article 24	Article 17 through Article 22
(Descriptions omitted)	(Same as existing)
(Method of election)	(Method of election)
Article <u>25</u>. Statutory Auditors shall be elected at a general meeting of shareholders.	Article <u>23</u>. (Same as existing)
2. For the election under the preceding paragraph, the presence of the shareholders holding <u>shares representing one-third (1/3) or more of the total number of issued shares</u> shall be required.	2. For the election under the preceding paragraph, the presence of the shareholders holding <u>one-third (1/3) or more of voting rights of all the shareholders</u> shall be required.
Article 26 through Article 34	Article 24 through Article 32
(Descriptions omitted)	(Same as existing)
<u>**Supplementary Provision**</u>	(Deleted)
<u>The provision of Article 6, paragraph 2 of these Articles of Incorporation shall become null and void upon the elapse of March 31, 2002; provided, however, that the acquisition of shares, in respect of which a resolution of the Board of Directors is adopted on or before that date, shall continue to remain effective.</u>	

(Note) The Company, at the meeting of its Board of Directors held on December 26, 2001, adopted a resolution that the number of shares constituting one unit (*tan-gen*) be changed from 1,000 shares to 100 shares as of March 1, 2002. Hence, the provision of Article 6, paragraph 1 of the Articles of Incorporation will be as follows, as of March 1, 2002: "The number of shares constituting one unit (*tan-gen*) of shares of the Company shall be 100."